NEWS RELEASE

INTEROIL ANNOUNCES CHANGES TO PARTICIPATION INTERESTS
IN THE ELK/ANTELOPE FIELD

HOUSTON/CAIRNS, SEPTEMBER 16, 2009 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced two transactions concerning participation interests in the Elk/Antelope field.  In the first transaction (which remains subject to customary closing conditions), InterOil has agreed to acquire indirect participation interests held by a number of investors under the Amended and Restated Indirect Participation Interest Agreement dated February 2005 (the “IPI Agreement”).  The interests being acquired total 4.3364% participation in the Elk/Antelope field and in any future discoveries made as a result of four exploration wells still to be drilled under the IPI Agreement.  In exchange for these interests, InterOil will issue common shares in two tranches with a value of approximately $56.5 million, equal to twice the total amount of the capital contributions made under the IPI Agreement to date in respect of the interests being acquired.  The first tranche, in exchange for 35% of the transferred interests, involves the issue of a number of  common shares derived by dividing the value of $19,767,865 by a volume weighted average price.  The remaining 65% will be exchanged for an amount of shares derived by dividing $36,711,750 by a further 10 day volume weighted average price (subject to an agreed floor price) determined prior to the final closing date, which is to occur towards the end of the year.

The second transaction is with Clarion Finanz A.G., a Swiss investment firm with existing ownership interests in InterOil’s common stock, indirect participation interests under the IPI Agreement and, through its affiliate Pacific LNG Operations Limited, half of the voting and economic interests in PNG LNG Inc, the joint venture entity formed to develop the LNG processing plant in Papua New Guinea.  Clarion has acquired a 2.5% direct working interest in gas and condensate in the Elk/Antelope field in furtherance of the option granted to it and announced by InterOil on May 24, 2007.  The direct interest was acquired in exchange for a total of $25 million, together with the transfer to InterOil of 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project, and payment of certain historical costs incurred in exploring the Elk/Antelope field.

InterOil News Release

Upon closing of the two transactions, InterOil’s current direct interest in its exploration licenses will increase from 71.825% to 73.6614%, excluding the interests of the Independent State of Papua New Guinea able to be taken up under relevant oil and gas legislation.

“The net result of these transactions is value accretive,” stated InterOil CEO, Mr. Phil Mulacek.  “InterOil has gone to great lengths to ensure that it retains a significant percentage holding in, and operatorship over, its licenses from which significant future value is expected to be derived.  We appreciate the financial support provided by these investors and the important funding role played by them as we develop our exploration portfolio.”

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  InterOil’s common shares trade on the NYSE in US dollars. The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Ed Trissel/Andrea Priest
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Forward-Looking Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning the development and construction of an LNG plant in Papua New Guinea, whether the transactions are accretive to InterOil, and closing of the transactions with the investors.  These statements are based on certain assumptions made by the Company based on the terms of the agreement with the investors, its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas or condensate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

InterOil News Release

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com, including, in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release